SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                 REFAC Technology Development Corporation
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $0.10 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                 758654-10-7
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                              Eugene M. Lang
               c/o REFAC Technology Development Corporation
                           122 East 42nd Street
                         New York, New York  10168
                              (212) 687-4741
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Mark N. Kaplan, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                              January 6, 1997
        _________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule d-1(b)(3) or
        (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                               SCHEDULE 13D

   CUSIP No. 758654-10-7
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Eugene M. Lang
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (x)*
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
                                      67,838.5
          SHARES                 ___________________________________
      BENEFICIALLY               (8)  SHARED VOTING POWER
         OWNED BY                     0
          EACH                  ___________________________________
        REPORTING                (9)  SOLE DISPOSITIVE POWER
         PERSON                       67,838.5
          WITH                   ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        67,838.5
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        1.9%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________
   * This response amends the previous filing to reflect that Eugene M. Lang and the Eugene M. Lang Foundation are members of a group.


                    This Amendment No. 6 to a Schedule 13D filed by Eugene M. Lang, as heretofore amended, relates to shares (the "Shares") of the common stock, par value $0.10 per Share, of REFAC Technology Development Corporation, a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

          Item 4.   Purpose of Transaction.

                    Item 4 is hereby amended supplementally as follows:

                    (a) On January 6, 1997, pursuant to the Stock Repurchase Agreement incorporated by reference herein, Mr. Lang sold, and the Issuer purchased, 832,912 Shares at a price per Share of $8.25.

                    (d)  On January 6, 1997, pursuant to the
          Retirement Agreement incorporated by reference herein, Mr. Lang resigned as Chief Executive Officer of the
          Issuer.

          Item 5.   Interest in Securities of the Issuer.

                    Item 5 is hereby amended supplementally as follows:

                    (a)-(c) and (e)  As of January 6, 1997, Mr.
          Lang has beneficial ownership of 67,838.5 Shares.  On
          January 6, 1997, Mr. Lang sold, and the Issuer purchased, 832,912 Shares at a price per Share of $8.25.

                    Shares which are beneficially owned by Mr. Lang represent approximately 1.9 percent of the outstanding class of shares.



                                  SIGNATURE

                    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  January 10, 1997

                                        By:  /s/ Eugene M. Lang
                                             Eugene M. Lang